UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                THE DEXTER CORPORATION
                                   (Name of Issuer)

                              Common Stock, Par Value $1
                            (Title of Class of Securities)

                                     252165-10-5
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 13, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [x].
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 2 of 23


     that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 23
                           Exhibit Index Located on Page 19






     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 3 of 23



       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                            -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,240,800*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,240,800*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,240,800*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.2%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 4 of 23



       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3432358
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,240,800*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,240,800*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,240,800*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.2%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 5 of 23



       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875
       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,240,800*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,240,800*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,240,800*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.2%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 6 of 23



       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    25-6358211
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,240,800*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,240,800*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,240,800*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.2%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 7 of 23



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,240,800*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,240,800*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,240,800*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.2%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 8 of 23



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,240,800*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,240,800*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,240,800*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.2%*


       14   Type of Reporting Person                                         CO


     *   See Item 5 below.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 9 of 23



       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####
       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                           -0-*

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,240,800*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,240,800*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,240,800*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11              5.2%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 10 of 23


          Item 1.  Security and Issuer

          This Schedule 13D relates to shares of common stock, par value $1 (the "Common Stock") of The Dexter Corporation, a Connecticut corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Elm Street, Windsor Locks, Connecticut 06096.

          Item 2. Identity and Background

          This Schedule 13D is filed on behalf of BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); Stinson Capital Partners L.P., a California limited partnership ("Stinson"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

          BK IV and Stinson are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK IV and Stinson and an investment adviser to The Carpenters Trust and ICSOPP.

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                                               Principal
           Name and                                  Citizen-  Occupation
           Office Held         Business Address        ship    or Employment


           Richard C. Blum     909 Montgomery St.       USA    President and
           President,          Suite 400                       Chairman, RCBA
           Chairman and        San Francisco, CA               L.P.
           Director





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 11 of 23



                                                               Principal
           Name and                                  Citizen-  Occupation
           Office Held         Business Address        ship    or Employment


           Nils Colin Lind     909 Montgomery St.     Norway   Managing
           Managing Director   Suite 400                       Director, RCBA
           and Director        San Francisco, CA               L.P.
           Jeffrey W. Ubben    909 Montgomery St.       USA    Managing
           Managing Director   Suite 400                       Director of
           of Investments      San Francisco, CA               Investments,
                                                               RCBA L.P.

           Alexander L. Dean   909 Montgomery St.       USA    Managing
           Managing Director   Suite 400                       Director of
           of Investments and  San Francisco, CA               Investments,
           Director                                            RCBA L.P.

           George F. Hamel,    909 Montgomery St.       USA    Managing
           Jr.                 Suite 400                       Director of
           Managing Director   San Francisco, CA               Marketing, RCBA
           of Marketing                                        L.P.
           John H. Steinhart   909 Montgomery St.       USA    Managing
           Managing Director   Suite 400                       Director and
           and Chief           San Francisco, CA               Chief
           Administrative                                      Administrative
           Officer                                             Officer, RCBA
                                                               L.P.

           Marc T. Scholvinck  909 Montgomery St.       USA    Managing
           Managing Director   Suite 400                       Director and
           and Chief           San Francisco, CA               Chief Financial
           Financial Officer                                   Officer, RCBA
                                                               L.P.
           Peter E. Rosenberg  909 Montgomery St.       USA    Managing
           Managing Director   Suite 400                       Director of
           of Development and  San Francisco, CA               Development,
           Director                                            RCBA L.P.

           Michael Kane        909 Montgomery St.       USA    Managing
           Managing Director   Suite 400                       Director of
           of Investments      San Francisco, CA               Investments,
                                                               RCBA L.P.

           Thomas L. Kempner   40 Wall Street           USA    Chairman, Loeb
           Director            New York, NY  10005             Partners
                                                               Corporation,
                                                               Investment
                                                               Banking Business





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 12 of 23



                                                               Principal
           Name and                                  Citizen-  Occupation
           Office Held         Business Address        ship    or Employment


           Donald S. Scherer   3 Embarcadero Center     USA    Howard, Rice, et
           Secretary           Suite 700                       al. (law firm)
                               San Francisco, CA
                               94111


          The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

                                                                Principal
          Name and                                    Citizen-  Occupation
          Office Held       Business Address            ship    or Employment


          Kim Frommer,      22225 Acorn Street          USA     President,
          Trustee           Chatsworth, CA 91311                Frommer Inc.

          Curtis Conyers,   4719 Exposition             USA     President,
          Jr., Trustee      Boulevard                           Richard Lane
                            Los Angeles, CA 90016               Company
          Richard Harris,   1717 West Lincoln Ave.      USA     General
          Trustee           Anaheim, CA 92801                   Manager,
                                                                Wesseln
                                                                Construction
                                                                Co., Inc.

          Ralph Larison,    1925 Water Street           USA     President,
          Trustee           Long Beach, CA 90802                Connoly-Pacific
                                                                Co.
          Bert Lewitt,      2901 28th Street            USA     President,
          Trustee           Santa Monica, CA 90405              Morley
                                                                Construction
                                                                Co.

          Ronald W. Tutor,  15901 Olden Street          USA     President,
          Co-Chairman,      Sylmar, CA 91342                    Tutor-Saliba
          Trustee                                               Corporation

          J.D. Butler,      412 Dawson Drive            USA     Treasurer, Gold
          Trustee           Camarillo, CA 93010                 Coast District
                                                                Council of
                                                                Carpenters





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 13 of 23


                                                                Principal
          Name and                                    Citizen-  Occupation
          Office Held       Business Address            ship    or Employment


          Douglas J.        520 South Virgil Avenue     USA     Secretary-
          McCarron,         Los Angeles, CA 90020               Treasurer,
          Chairman,                                             Southern
          Trustee                                               California
                                                                District
                                                                Council of
                                                                Carpenters
          Bill Perry,       520 South Virgil Avenue     USA     Administrative
          Trustee           Los Angeles, CA 90020               Assistant,
                                                                Southern
                                                                California
                                                                District
                                                                Council of
                                                                Carpenters

          Buddy Self,       911 20th Street             USA     Financial
          Trustee           Bakersfield, CA 91301               Secretary,
                                                                Carpenters
                                                                Local Union 743

          Steve Graves,     520 South Virgil Avenue     USA     Representative,
          Trustee           Los Angeles, CA 90020               Southern
                                                                California
                                                                District
                                                                Council of
                                                                Carpenters
          Fred Taylor,      341 Wardlow Road            USA     Financial
          Trustee           Long Beach, CA 90807                Secretary,
                                                                Carpenters
                                                                Local Union 630



          ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 14 of 23


                                                                 Principal
          Name and                                   Citizen-    Occupation
          Office Held        Business Address          ship      or Employment


          Robert E. Vagley,  American Insurance        USA       President,
          Fiduciary          Association                         American
                             1130 Connecticut                    Insurance
                             Avenue, N.W.                        Association
                             Washington, DC 20036
          Fred R. Marcon,    Insurance Services        USA       President,
          Fiduciary          Office                              Insurance
                             7 World Trade Center                Services
                             New York, NY 10048                  Office

          Gail P. Norton,    Industrial Risk           USA       President &
          Fiduciary          Insurers                            CEO,
                             85 Woodland Street                  Industrial
                             Hartford,                           Risk Insurers
                             Connecticut 06102

          A. James Brodsky,  Insurance Company         USA       Director,
          Director           Supported                           Insurance
                             Organizations                       Company
                             Pension Plan and                    Supported
                             Trust                               Organizations
                             1130 Connecticut                    Pension Plan
                             Avenue, N.W.                        and Trust
                             Washington, DC 20036


                                      *   *   *


          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration

          The source of funds for the purchases of securities was the working capital of the Reporting Persons.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 15 of 23


          Item 4. Purpose of Transaction.

          The Reporting Persons acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

          The Reporting Persons have communicated with the Issuer concerning a range of issues that they believe could favorably affect both management focus and shareholder value, and they expect to continue such dialogues. The principal issues of these recent communications have been the potential benefits of monetizing the Issuer's investment in Life Technologies, Inc. and the use of the related proceeds to repurchase a significant number of the Issuer's outstanding common stock. Attached as Exhibit B is the most recent such communication.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

          Item 5. Interest in Securities of the Issuer

          (a), (b) According to the Issuer's most-recent Form 10-Q, there were 23,893,187 shares of Common Stock issued and outstanding as most recent Form 10-Q, of April 30, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:
                                         Shares of
                                           Common           Percentage
           Name                         Stock Owned            Owned

           BK IV                            75,300             0.3%
           Stinson                          56,700             0.2%

           Carpenters Trust                905,800             3.8%

           ICSOPP                          110,300             0.5%
                                         _________             ____
                   Total                 1,148,100             4.8%
                                         =========             ====





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 16 of 23


          In addition, because RCBA L.P. has voting and investment power with respect to 92,700 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

          Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,240,800 shares of the Common Stock, which is 5.2% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:

                   Name           Trade Date      Shares    Price/Share


          BK IV                    06-11-96         1,000     $29.45
                                   06-12-96         2,200      29.58
                                   06-13-96         1,000      29.68
          Stinson                  06-11-96           500      29.45
                                   06-12-96         1,000      29.58
                                   06-13-96           500      29.68
                                   06-14-96        18,100      29.20
                                   06-17-96         2,100      29.33

          Carpenters Trust         06-11-96        12,500      29.45
                                   06-12-96        25,900      29.58
                                   06-13-96        11,500      26.09

          ICSOPP                   06-11-96         1,500      29.45
                                   06-12-96         3,200      29.58
                                   06-13-96         1,400      26.09





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 17 of 23


                   Name           Trade Date      Shares    Price/Share


          The Common Fund          06-11-96         1,000      29.45
                                   06-12-96         2,100      29.58
                                   06-13-96         1,000      26.09
                                   06-14-96        18,100      29.20
                                   06-17-96         2,200      29.33

          (d) and (e)   Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7. Material to be Filed as Exhibits

          Exhibit A       Joint Filing Undertaking.

          Exhibit B       Letter dated June 14, 1996 from Richard C. Blum &
                          Associates, L.P. to K. Grahame Walker, Chairman and CEO of The Dexter Corporation.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 18 of 23


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  June 21, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
                                              L.P.
          By Richard C. Blum & Associates,
             L.P., its General Partner           By Richard C. Blum &
                                                    Associates, Inc., its
             By Richard C. Blum &                   General Partner
                Associates, Inc., its
                General Partner
                                                    By /s/ Donald S. Scherer
                                                       ________________________
                By /s/ Donald S. Scherer               Donald S. Scherer,
                   _______________________             Secretary
                   Donald S. Scherer,
                   Secretary
                                              RICHARD C. BLUM & ASSOCIATES,
                                              INC.
          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA
                                              By /s/ Donald S. Scherer
          INSURANCE COMPANY SUPPORTED            __________________________
          ORGANIZATION PENSION PLAN              Donald S. Scherer,
                                                 Secretary
          By Richard C. Blum & Associates,
             L.P., its Investment Adviser
                                              /s/ John H. Steinhart
             By Richard C. Blum &             _____________________________
                Associates, Inc., its         RICHARD C. BLUM
                General Partner
                                              By John H. Steinhart
                                                 Attorney-in-Fact
                By /s/ Donald S. Scherer
                   _______________________
                   Donald S. Scherer,
                   Secretary





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 19 of 23


                                  INDEX TO EXHIBITS


                                                            Sequentially
          Item          Description                         Numbered Page

          Exhibit A     Joint Filing Undertaking                   18

          Exhibit B     Letter dated June 14, 1996 from            19
                        Richard C. Blum & Associates, L.P.
                        to K. Grahame Walker, Chairman and
                        CEO of The Dexter Corporation.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 20 of 23


                                      EXHIBIT A

                               JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

          DATED:  June 21, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
                                              L.P.
          By Richard C. Blum & Associates,
             L.P., its General Partner           By Richard C. Blum &
                                                    Associates, Inc., its
             By Richard C. Blum &                   General Partner
                Associates, Inc., its
                General Partner
                                                    By /s/ Donald S. Scherer
                                                       ________________________
                By /s/ Donald S. Scherer               Donald S. Scherer,
                   ________________________            Secretary
                   Donald S. Scherer,
                   Secretary
                                              RICHARD C. BLUM & ASSOCIATES,
                                              INC.
          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA
                                              By /s/ Donald S. Scherer
          INSURANCE COMPANY SUPPORTED         _______________________________
          ORGANIZATION PENSION PLAN              Donald S. Scherer,
                                                 Secretary
          By Richard C. Blum & Associates,
             L.P., its Investment Adviser
                                              /s/ John H. Steinhart
             By Richard C. Blum &             _______________________________
                Associates, Inc., its         RICHARD C. BLUM
                General Partner
                                              By John H. Steinhart
                By /s/ Donald S. Scherer         Attorney-in-Fact
                   ________________________
                   Donald S. Scherer,
                   Secretary


     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 21 of 23


                                      EXHIBIT B



                          Richard C. Blum & Associates, L.P.
                           909 Montgomery Street, Suite 400
                            San Francisco, CA  94133-4625
                                        -----


          June 14, 1996


          K. Grahame Walker
          Chairman and CEO
          The Dexter Corporation
          One Elm Street
          Windsor Locks, CT  06096

          Dear Grahame:

          As a follow up to our letters dated October 18, 1995 and January 3, 1996, we continue to believe that Dexter has a unique opportunity to monetize its Life Technologies holding and use the proceeds to repurchase Dexter stock. Our calculations show that Dexter could create a permanent 15% increase in its earnings per share and a 50% increase in available cash flow per share (as compared to maintaining the status quo) by monetizing Life Technologies and repurchasing Dexter stock.

          To summarize our previous correspondence:

          . We view Dexter as consisting of i) a collection of operating businesses over which the Dexter management exercises day-to-day control (Dexter's Core Businesses), and ii) a large passive investment in another publicly-traded company (Life Technologies) that operates independent of Dexter's Core Businesses and provides no synergies to the Dexter Core Businesses.

          . We believe Dexter's Core Businesses are poised for meaningful margin improvement. Our views are supported by your public statements over the last year, and the substantial investment that Dexter has made in the Core Businesses over the last five years ($152 million in capital spending and $176 million in R&D spending -- totaling $13.50 per Dexter share).

          . We believe that the valuation of Life Technologies is penalized due to dexter's 55% majority ownership, and the remaining outstanding shares constitute too small a market float to command Wall Street's attention. We believe that Life Technologies could command a significantly higher valuation if it were an independent public company or if it were sold in a private transaction.


     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 22 of 23


          K. Grahame Walker
          The Dexter Corporation
          June 14, 1996
          Page Two


          Based on Dexter's current portfolio configuration and the expected performance of its Core Businesses, we are advocates of you:

          . Monetizing Dexter's passive investment in Life Technologies on a tax deferred basis through the issuance of either a convertible debenture or a similar security, and

          . Using the proceeds from the convertible debenture or similar instrument to effect a 9 million share repurchase of Dexter stock at a premium to its current trading price.

          We believe there are both quantifiable and intangible benefits that will accrue to the Dexter shareholders if Dexter pursues such a transaction, including:

          . A permanent increase in earnings per share of approximately 15% (Dexter earnings per share in 1999 should be $4.10 after completing the transaction, compared to $3.55 if you maintain the current structure);

          . An increase in cash flow per share (defined as net income plus depreciation and amortization minus undistributed earnings in consolidated subsidiaries) of approximately 50% on a permanent basis;

          . A capital structure that magnifies the returns to shareholders to the extent that Dexter management is able to meet or beat their publicly stated goals for sales growth and operating income margin improvement.

          . A public statement by Dexter management that they are prepared to be judged and paid based solely on the performance of the businesses over which they exercise meaningful managerial control.

          We understand your desire to hold what has been a profitable investment. Unfortunately, holding this investment means that you are foregoing the greater opportunity to re-invest in your core business in advance of its expected performance improvement. Although Life Technologies is a wonderful business, your investment provides the Dexter shareholders with nothing more than passive exposure to a business they can buy for themselves in the public stock market; no Dexter shareholder can replicate for themselves the benefits of the transaction that we have described.

          With no strategic fit or synergies between Dexter's Core
          Businesses and Life Technologies, the question is not "whether" you should monetize Life Technologies but "when." We believe now is the optimal time to monetize Life Technologies because you


     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 23 of 23


          have a well-understood, low-risk alternative investment opportunity in the form of your own stock. The opportunity to dramatically shrink your share base in advance of substantial improvement in your Core Businesses won't be present forever, and we hope you will consider this idea once again.

          Best Regards,

          /s/ Jeff Ubben                   /s/ Sandy Dean

          Jeff Ubben                       Sandy Dean
          Managing Director                Managing Director